UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2021

Commission File Number: 001-38281

ERYTECH Pharma S.A.

(Translation of registrant’s name into English)

60 Avenue Rockefeller

69008 Lyon France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K and all exhibits to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-248953) and registration statements on Form S-8 (File Nos. 333-222673, 333-232670 and 333-239429), of ERYTECH Pharma S.A. (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On April 29, 2021, ERYTECH Pharma S.A. (the “Company”) entered into subscription agreements (collectively, the “Subscription Agreements”) with certain institutional and accredited investors providing for the issuance of an aggregate of 1,034,483 units (the “Units”), each Unit consisting of four American Depositary Shares (“ADSs”), each representing one ordinary share, €0.10 nominal value per share (each, a “Share”), and three warrants, each to purchase one Share of the Company, in a registered direct offering at $29.00 per Unit for aggregate gross proceeds to the Company of approximately $30.0 million. The registered direct offering is expected to close on or about May 4, 2021, subject to the satisfaction of customary closing conditions.

Under the Subscription Agreements, the investors will receive warrants to purchase an aggregate of up to 3,103,449 Shares. The warrants will be immediately exercisable and will expire two years from the date of issuance, subject to any extension of such exercise period as set forth therein. The warrants have an exercise price of €7.50 per Share, subject to adjustment as set forth therein.

The Company also entered into an agreement (the “Placement Agency Agreement”) with H.C. Wainwright & Co., LLC (the “Placement Agent”), pursuant to which the Placement Agent agreed to serve as the exclusive placement agent for the Company in connection with the offering. The Company agreed to pay the Placement Agent a placement agent fee equal to 7% of the gross proceeds from the sale of the Units in the offering, a non-accountable expense allowance of $50,000, an accountable expense allowance of $100,000 and clearing fees of $15,950.

Under the Placement Agency Agreement, the Company has agreed not to enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs, ordinary shares or ordinary share equivalents for a period of 90 days following the date of the prospectus supplement referenced below, subject to certain customary exceptions. The Placement Agency Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

The ADSs and warrants underlying the Units in the offering will be issued in a registered direct offering pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-248953), and the accompanying prospectus dated October 9, 2020 and a prospectus supplement dated April 29, 2021 filed with the SEC on May 3, 2021. This Report on Form 6-K shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ADSs, ordinary shares or warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing summaries of the terms of the Subscription Agreements, warrants and Placement Agency Agreement are subject to, and qualified in their entirety by the form of the Subscription Agreement attached hereto as Exhibit 10.1, the form of the warrant attached hereto as Exhibit 10.2 and the complete text of the Placement Agency Agreement attached hereto as Exhibit 10.3, respectively, and are incorporated herein by reference. The Placement Agency Agreement contains representations and warranties that the parties made to, and solely for the benefit of, the others, except as expressly set forth in the Placement Agency Agreement, in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties.

A copy of the opinion of Gide Loyrette Nouel A.A.R.P.I. relating to the legality of the issuance and sale of the ordinary shares underlying the ADSs and the warrants (including the ordinary shares underlying the warrants) is attached as Exhibit 5.1 hereto.

The Company previously announced the offering in a press release issued on April 29, 2021, a copy of which is attached as Exhibit 99.1 hereto.

Cautionary Statement Regarding Forward Looking Statements

This Report on Form 6-K contains forward looking statements made in reliance upon the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended and other securities laws. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as “may,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “believe,” “potential,” “should,” “continue” or the negative versions of those words or other comparable words. These forward-looking statements include statements about the Company’s public offering, such as anticipated closing date. These forward-looking statements are based on information currently available to the Company and its current plans or expectations, and are subject to a number of uncertainties and risks that could significantly affect current plans. Actual results and performance could differ materially from those projected in the forward-looking statements as a result of many factors, including the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all. The Company’s forward-looking statements also involve assumptions that, if they prove incorrect, would cause its results to differ materially from those expressed or implied by such forward-looking statements. These and other risks concerning the Company’s business are described in additional detail in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, the prospectus supplement and in the Company’s other reports filed with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit	Description

5.1	Opinion of Gide Loyrette Nouel A.A.R.P.I.

10.1	Form of Subscription Agreement, dated as of April 29, 2021 between ERYTECH Pharma S.A. and the investor named therein.

10.2	Terms and Conditions of the Warrants, dated as of April 29, 2021 between ERYTECH Pharma S.A. and the investor named therein.

10.3	Placement Agency Agreement, dated as of April 29, 2021 by and between ERYTECH Pharma S.A. and H.C. Wainwright & Co., LLC.

23.1	Consent of Gide Loyrette Nouel A.A.R.P.I. (included in Exhibit 5.1).

99.1	Press Release dated April 29, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ERYTECH Pharma S.A.

Date: May 3, 2021	By:	/s/ Eric Soyer
Name Eric Soyer
Title: Chief Financial Officer and Chief Operating Officer